SECU MMISSION

02021082

SEC MAIL PROCESSING
RECEIVED
SEP 2 5 2002
WASH., D.C. 155 SECTION

SEC FILE NO.
8-50225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (mm/dd/yy) AND ENDING 06/30/02 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MILESTONE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

3530 GRAND AVENUE, 2ND FLOOR
(No and Street)

OAKLAND (City) CALIFORNIA (State) 94610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY E. WELTER (510) 663-5275
(Area Code – Telephone No.)

PROCESSED
OCT 2 5 2002
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **GREGORY E. WELTER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MILESTONE FINANCIAL SERVICE, INC.**, as of **JUNE 30, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

EVA M. TANGEN
Comm. # 1203550
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires Dec. 3, 2002

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Milestone Financial Services, Inc.

Table of Contents

	Page
Independent Auditor's Report	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8
Supplementary Information	
Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1	13
Schedule II: Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3	14
Independent Auditor's Report on Internal Control	15

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Milestone Financial Services, Inc.
Oakland, California

We have audited the accompanying statement of financial condition of Milestone Financial Services, Inc. as of June 30, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Financial Services, Inc. at June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

August 15, 2002

Milestone Financial Services, Inc.

Statement of Financial Condition

June 30, 2002

Assets

Cash		$ 125,416
Commissions receivable		639,105
Other receivables		101,116
Deposits with clearing organizations		55,450
Prepaid expenses and deposits		21,294
Furniture and equipment, at cost, less accumulated depreciation of $47,783		51,382
Total assets		$ 993,763

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses		$ 16,107
Commissions payable		684,478
Other liabilities		15,831
Due to affiliate		4,062
Deferred tax liability		6,000
Total liabilities		726,478
Stockholder's equity		
Common stock (no par value; 1,000 authorized, 200 shares issued and outstanding)	$ 20,000	
Paid-in capital	234,000	
Retained earnings	13,285	
Total stockholder's equity		267,285
Total liabilities and stockholder's equity		$ 993,763

See independent auditor's report and accompanying notes.

Milestone Financial Services, Inc.

Statement of Income

For the Year Ended June 30, 2002

Revenues:	
Commissions	$ 12,886,076
Interest and investment income	439,792
Investment advisory fees	93,860
Other income	4,086
Total revenue	13,423,814
Expenses:	
Commissions	10,682,585
Employee compensation and benefits	1,355,157
Clearing fees	641,535
Regulatory fees	159,521
Professional fees	135,141
Quote fees	40,898
Occupancy	27,636
Pension expense	13,750
Depreciation	37,407
Other operating expenses	312,252
Total expenses	13,405,882
Income before income taxes	17,932
Income tax provision	5,846
Net income	$ 12,086

See independent auditor's report and accompanying notes.

Milestone Financial Services, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2002

	Common Stock	Paid-in Capital	Retained Earnings	Stockholder's Equity
June 30, 2001	$ 20,000	$ 134,000	$ 1,199	$ 155,199
Paid-in capital		100,000		100,000
Net income			12,086	12,086
June 30, 2002	$ 20,000	$ 234,000	$ 13,285	$ 267,285

See independent auditor's report and accompanying notes.

Milestone Financial Services, Inc.

Statement of Cash Flows

June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 12,086
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
Depreciation	37,407
Loss on disposal of property	5,424
Deferred taxes	(405)
(Increase) decrease in:	
Commisions receivable	(281,089)
Other receivable	2,867
Deposits with clearing organizations	4,550
Prepaid assets	(15,054)
(Increase) decrease in:	
Accounts payable and accrued expenses	(20,044)
Commissions payable	334,165
Other liabilities	15,832
Due to affiliate	29,270
Net cash provided (used) by operating activities	125,009
CASH FLOWS FROM INVESTING ACTIVITIES	
Advance on note receivable	(100,000)
Purchases of fixed assets	(20,109)
Net cash provided (used) by investing activities	(120,109)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid-in-capital	100,000
Net increase in cash	104,900
Cash and cash equivalents, beginning of the year	20,515
Cash and cash equivalents, end of the year	$ 125,415

Supplemental Disclosures

Income taxes paid	$ 1,734

See independent auditor's report and accompanying notes.

Milestone Financial Services, Inc.

Notes to the Financial Statements

June 30, 2002

(1) Organization

Milestone Financial Services, Inc. ("the Company") was incorporated in the State of California in 1997. The Company was approved for membership by the NASD on August 1, 1997. The Company is currently registered in 50 states and is a wholly owed subsidiary of Milestone Financial Holdings, Inc. ("Holdings"), which provides advisory and management services to the Company. The Company's primary source of revenue is commissions generated from customer transactions.

(2) Significant Accounting Policies

Securities Transactions

The Company clears all customers' transactions on fully disclosed basis in accordance with clearing agreements with Dain Correspondent Services ("DCS"), Computer Clearing Services, Inc. ("CCS"), PaineWebber ("PW") and Emmett A. Larkin Company, Inc. ("ELC"). Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Income Taxes

The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS 109") under SFAS 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net changes in the deferred tax asset and liability account.

The Company is included in a consolidated federal income tax return and combined state income tax return of Holdings. Pursuant to a tax sharing agreement with Holdings, the Company's share of combined federal and state income taxes is computed as if the Company filed separate returns.

Milestone Financial Services, Inc.

Notes to the Financial Statements

June 30, 2002

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets, which range from three to seven years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Deposits at Clearing Organization

Under the Company's clearing agreements, deposits totaling $55,450 at June 30, 2002 are required to be held at various clearing organizations.

(4) Operating Leases

The Company leases office space in Oakland, California. The original lease began on March 15, 1999 and ended on March 1, 2002. The Company signed a new extended lease from March 1, 2002 through March 1, 2003. The Company's rent expense for the year ended June 30, 2002 was $26,196.

(5) Income Taxes

The components of the income tax provision (benefit) for the year ended June 30, 2002 are as follows:

Current:		
Federal	$ 3,392	
State	2,859	
		6,251
Deferred:		
Federal	570	
State	(975)	
		(405)
Total		$ 5,846

Temporary differences are primarily the result of the use of using Internal Revenue Code section 179 which expenses the cost of fixed assets in the year of purchase for tax purposes versus expensing over the assets estimated useful lives for financial statement purposes. The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses.

Milestone Financial Services, Inc.

Notes to the Financial Statements

June 30, 2002

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At June 30, 2002, the Company had net capital of $99,493 of which $51,061 was in excess of its required net capital.

(7) Related Party Transactions

The Company is a wholly owned subsidiary of Holdings. If these companies were to report on a combined basis, the results of operations and financial position could differ significantly.

The Company and Holdings are both parties to a management agreement under which the Company periodically pays Holdings management fees to compensate Holdings for providing corporate business advisory, management and other services. The Company paid $60,000 in management fees for the year ended June 30, 2002.

As of June 30, 2002, the Company owes Holdings $4,062 for income taxes that Holdings will pay on the Company's behalf. This is disclosed on the Statement of Financial Condition as Due to affiliate.

During part of the year the Company leased an automobile from Holdings on a month-to-month basis. Under this agreement the Company paid $7,000 during the year ended June 30, 2002.

(8) Employee Benefits

The Company has a savings incentive match plan for employees (SIMPLE plan) which matches eligible employee contributions up to 3% of compensation not to exceed $6,500. Company contributions to the plan were $13,750 for the year ended June 30, 2002.

(9) Litigation

Due to the nature of its business, the Company is subject from time to time to various threatened or filed legal actions. Although the amount of ultimate exposure, if any, cannot be determined, the Company does not expect the final outcome of current or threatened litigation to have a material adverse effect on its financial position or operations.

Milestone Financial Services, Inc.

Notes to the Financial Statements

June 30, 2002

(10) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at a prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(11) Concentration of Risk

Deposits of $25,000 and commissions receivable of $639,105 represent funds due from Dain Correspondent Services at June 30, 2002. The Company considers these receivables to be fully collectible at June 30, 2002.

The Company estimates that 89% of revenues were derived from correspondent brokers operating in the state of New York.

Included in other receivables is an interest free $100,000 note due from one independent broker. The note matures on December 15, 2002.

SUPPLEMENTAL INFORMATION

Milestone Financial Services, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2002

Net Capital		
Total stockholder's equity qualified for net capital		$ 267,285
Add: Deferred tax liability		6,000
Less: Non-allowable assets		
Other receivables	$ 101,116	
Prepaid expenses and deposits	21,294	
Furniture and equipment (net)	51,382	
Total non-allowable assets		173,792
Net capital		99,493
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $726,477 or $5,000, whichever is greater		48,432
Excess net capital		$ 51,061

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of June 30, 2002

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 101,070
Decrease in stockholder's equity	(40,343)
Decrease in deferred tax liability	(405)
Decrease in non-allowable assets	39,171
Net capital per above computation	$ 99,493

Milestone Financial Services, Inc.

Schedule II
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

June 30, 2002

An exception from Rule 15c3-3 is claimed based upon section (k)(2)(ii). All customer transactions are cleared through Dain Correspondent Services, Computer Clearing Services, Inc., Paine Webber and Emmett A. Larkin Company, Inc. or otherwise processed in accordance with Rule 15c3-1(a)(2).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Milestone Financial Services, Inc.
Oakland, California

In planning and performing our audit of the financial statements and supplemental schedules of Milestone Financial Services, Inc. (the Company) for the period ended June 30, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in there regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. W. Hatte + Associates

August 15, 2002

Milestone Financial Services, Inc.

Annual Audit Report

June 30, 2002

ERNST WINTTER & ASSOCIATES
Certified Public Accountants